

BRITISH
COLUMBIA
Julie
Claims
Vancouver
Fort St. John
Terrace
Prince George
Quesnel
Williams Lake
Revelstoke
Vernon
Vancouver
Victoria
Trail

Julie Claim Location

Nicola Mining Division

Map Sheet: 92H - 11E

Centered on:
- 49° 44’ Latitude
- 121° 04’ Longitude

Map created Wed Feb 08 13:39:55 PST 2006


Legend
MINFILE Status
Producer
Past Producer
Developed Prospect
All others
Indian Reserves
National Parks
Parks
Mineral Tenures
Reserves (Sites)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
Mining Divisions
BCGS Grid
Contours (1:250K)
Contour - Index
Contour - Intermediate
Areaof Exclusion
Areaof Indefinite Contours
Annotation (1:20K)
Transportation - Points (TRIM)
Helipad
Transportation - Lines (TRIM)
Airfield
Airport
Airstrip
Airport.Abandoned
Ferry Route
Road (Gravel Undivided) - 1 Lane
Road (Gravel Undivided) - 2 Lanes
Road (Gravel Undivided) - U/C - 1 Lane
Road (Gravel Undivided) - U/C - 2 Lanes
Road (Paved Divided) - Not Elevated - 1 Lane Each Way
Road (Paved Divided) - Not Elevated - 2 Lanes Each Way
Road (Paved Divided) - U/C - Not Elevated - 2 Lanes Each Way
Road (Paved Undivided) - Not Elevated - 1 Lane
Road (Paved Undivided) - Not Elevated - 2 Lanes
Road (Paved Undivided) - Not Elevated - 4 Lanes
Road (Paved Undivided) - U/C - Not Elevated - 4 Lanes
Road (Unimproved)
Cut (Roadway)
Embankment/Fill (Roadway)
Trail
Bridge - Foot
JM Showing
92H.075
1000102
503797
504529
527065
PIT
Scree
1697
1449
1522
1486
1123
1329
1203
1499
1826
1944
1373
1547
0
0.6km
Map Center: 121° 3' 41" W, 49° 43' 49" N
Scale: 1:29,617
DO NOT USE FOR NAVIGATION